Exhibit 99.1
Appendix 3X
Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Russell L. Chenu
Date of appointment	22 August 2005

Part 1 — Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

 10,000 fully paid ordinary shares/CUFS

93,000 options over unissued ordinary shares/CUFS

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X
Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities

Note: Provide details of the circumstances giving rise to the relevant interest.	Nil

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+	See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002